UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549

                             FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO
SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940
FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the "Act"), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Name:  Technology Funding Venture Capital Fund VI, LLC

Address of Principal Business Office: c/o Technology Funding Inc., 1107 Investment Boulevard, Suite 180, El Dorado Hills, California 95672

Telephone Number (including area code):  (916) 941-1400

File Number under the Securities Exchange Act of 1934:  814-00139

Reason for Withdrawal: The undersigned company hereby notifies the Securities and Exchange Commission that the basis for filing the notification of withdrawal is that Investors owning a majority of the outstanding shares of Technology Funding Venture Capital Fund VI, LLC, voted on March 14, 2003, to withdraw the Fund's election to be treated as a business development company pursuant to Article 5.4(b) of the Operating Agreement in order to facilitate the dissolution, termination and liquidation of the Fund. The results of the proxy vote for the Special Meeting of Investors held on March 14, 2003, have been filed with the Securities and Exchange Commission on Form 8-K on March 27, 2003, and are incorporated herein by reference.

Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be signed on its behalf by the undersigned duly authorized person.


TECHNOLOGY FUNDING VENTURE CAPITAL FUND VI, LLC

By:   TECHNOLOGY FUNDING INC.
      TECHNOLOGY FUNDING LTD.
      Investment Managers

Date: March 27, 2003                  By:  /s/ Charles R. Kokesh
                                    ------------------------------
                                      President, Chief Executive Officer,
                                      Chief Financial Officer and
                                      Chairman of Technology Funding Inc.
                                      and Managing General Partner of
                                      Technology Funding Ltd.